CCU

FOR IMMEDIATE RELEASE

For more information contact:
Luis Eduardo Bravo / Claudio Pollak
Investor Relations Department
Compañía Cervecerías Unidas S.A.
www.ccu-sa.com
(56-2) 427-3581 or 427-3416

CCU S.A. REPORTS CONSOLIDATED THIRD QUARTER 2003 AND YEAR TO DATE RESULTS

THIRD QUARTER

Revenues Up 11.5%, Operating Income Increased 41.7%, EBITDA[(1)] Up 4.4%, Net Income Improved 61.0% to US$ 0.10 per ADR

YEAR TO DATE

Revenues Up 8.5%, Operating Income Increased 1.8%, EBITDA[(1)] Down2.9%, Net Income Increased 231.3% to US$ 0.86 per ADR

(Santiago, Chile, November 6, 2003) -- Compañía Cervecerías Unidas S.A. ("CCU") (NYSE: CU) announced today its consolidated financial results, stated in Chilean GAAP for the third quarter and nine months ended September 30, 2003. All US$ figures are based on the exchange rate effective September 30, 2003 (US$1.00 = Ch$660.97).

COMMENTS FROM THE CEO

We are very satisfied with the third quarter results, especially in the beer businesses. Consolidated revenues grew 11.5% and operating results 41.7%. In this period, both the Chilean and Argentinean beer businesses had a very positive performance. In the beer Chile segment, volumes grew 9.2% and operating income 73.6% due to the ACC Plan and the economic reactivation. In the beer Argentina segment, volumes grew 19.4% and its operational loss decreased 63.3% due to the higher sales volumes and the price recovery in dollar terms, from US$19/HL one year ago to US$31/HL in September of this year.

The soft drinks, mineral water and nectars segment increased its volumes by 4.4%, but its operating results decreased 33.5%, mainly explained by the higher cost of freight. Worth

---

(1) Operating income plus depreciation and operating amortization

mentioning is that this quarter represents only a small part of the total year, and we are more optimistic about the full year results.

On the other hand, in the wine segment, operating results decreased 50.6% despite the 22.2% increase in volumes. Volumes growth is mainly explained by the incorporation of Finca La Celia, which began consolidating its results in January of the present year, having previously been in the "development stage". The operating results have been affected by the higher competition in international markets and by lower exports to high margin countries. The Company has already taken measures to improve the profitability of Viña San Pedro and build brand equity in the United States and United Kingdom.

We are optimistic about the future of CCU, due to the signals of economic recovery already seen in Chile and Argentina, which are having a positive impact on the Company's results.

CONSOLIDATED INCOME STATEMENT HIGHLIGHTS (Exhibits 1 & 2)

REVENUES

Q3'03 Total revenues increased 11.5% to Ch$88,812 million (US$134.4 million), as a result of 10.4% higher consolidated volumes and 0.6% higher consolidated average price. Consolidated volumes growth is explained by an increase of 19.4% in beer Argentina, 9.2% in beer Chile, 4.4% in the soft drinks segment and 7.3% and 0.9% in the Chilean wine exports and domestic sales, respectively, in addition to Finca La Celia's volumes, the subsidiary of Viña San Pedro (VSP) in Argentina, which began to consolidate its results with CCU in January 2003.

YTD Accumulated revenues increased 8.5% and amounted to Ch$266,859 million (US$403.7 million).

<u>Revenues by segment</u>

	Q3 (US$ million)				
	2002		**2003**		% Chg.
Beer - Chile	40.2	33.4%	**46.4**	**34.5%**	15.5%
Beer - Argentina	8.8	7.3%	**10.2**	**7.6%**	16.1%
Soft Drinks & Mineral Water	37.8	31.3%	**38.8**	**28.9%**	2.8%
Wine	33.4	27.7%	**36.7**	**27.3%**	9.7%
Others	0.3	0.3%	**2.2**	**1.7%**	NM
TOTAL	120.5	100.0%	**134.4**	**100.0%**	11.5%

	Year to Date (US$ million)				
	2002		**2003**		% Chg.
Beer – Chile	140.5	37.7%	**150.3**	**37.2%**	7.0%
Beer – Argentina	26.6	7.2%	**32.3**	**8.0%**	21.3%
Soft Drinks & Mineral Water	119.4	32.1%	**120.1**	**29.8%**	0.6%
Wine	85.2	22.9%	**95.6**	**23.7%**	12.2%
Others	0.5	0.1%	**5.4**	**1.3%**	NM
TOTAL	372.3	100.0%	**403.7**	**100.0%**	8.5%

GROSS PROFIT

Q3'03 Increased 9.1% to Ch$42,189 million (US$63.8 million) as a result of 11.5% higher revenues, partially compensated by 13.8% higher cost of goods sold, which amounted to Ch$46,623 million (US$70.5 million). The gross profit margin, as a percentage of sales, decreased from 48.5% to 47.5%. **Cost of goods sold** increased in the wine, beer Chile, soft drinks and other segments, which include the new pisco business.

YTD Increased 4.9%, amounting to Ch$129,310 million (US$195.6 million), and the consolidated gross margin decreased 1.6 percentage points to 48.5%.

OPERATING RESULTS

Q3'03 Amounted to Ch$7,615 million (US$11.5 million), 41.7% higher than Q3'02. The consolidated operating margin for the period increased from 6.7% to 8.6%, due to higher gross profit and lower **Selling General & Administrative Expenses (SG&A)** as a percentage of sales, which decreased 2.9 percentage points to 38.9%. This decrease is mainly explained by the dilution effect of fixed costs as a result of higher sales.

YTD Increased 1.8% to Ch$23,989 million (US$36.3 million), and the operating margin decreased 0.6 percentage points to 9.0%.

Operating Income and Operating Margin by Segment

	Q3 Operating Income (US$ million)			Q3 Operating Margin	
	2002	**2003**	**% Chg**	2002	**2003**
Beer – Chile	5.4	**9.3**	**73.6%**	13.4%	**20.1%**
Beer – Argentina	-6.1	**-2.2**	**63.3%**	-69.0%	**-21.9%**
Soft Drinks & Mineral Water	2.0	**1.3**	**-33.5%**	5.3%	**3.4%**
Wine	5.6	**2.8**	**-50.6%**	16.7%	**7.5%**
Others	1.3	**0.3**	**-72.6%**	22.8%	**4.7%**
TOTAL	8.1	**11.5**	**41.7%**	6.7%	**8.6%**

	Year to Date Operating Income (US$ million)			Operating Margin	
	2002	**2003**	**%Chg**	2002	**2003**
Beer – Chile	26.9	**30.9**	**15.0%**	19.1%	**20.6%**
Beer – Argentina	-14.9	**-7.5**	**49.8%**	-56.0%	**-23.1%**
Soft Drinks & Mineral Water	8.8	**5.2**	**-41.1%**	7.4%	**4.3%**
Wine	11.9	**7.5**	**-37.1%**	13.9%	**7.8%**
Others	3.0	**0.2**	**-92.5%**	19.8%	**1.1%**
TOTAL	35.6	**36.3**	**1.8%**	9.6%	**9.0%**

EBITDA

Q3'03 Increased 4.4%, to Ch$17,353 million (US$26.3 million), while the consolidated EBITDA margin was 1.3 percentage points lower than in Q3'02, reaching 19.5%.

YTD Decreased 2.9%, to Ch$55,289 million (US$ 83.6 million), and the EBITDA margin decreased 2.4 percentage points to 20.7%.

NON OPERATING RESULTS

Q3'03 Decreased by Ch$565 million (US$0.9 million) compared to last year, from a loss of Ch$1,388 million (US$2.1 million) to a loss of Ch$1,952 million (US$3.0 million). The lower non-operating results are mainly explained by:

- ***Result from related companies,*** which decreased from a gain of Ch$855 million (US$1.3 million) to a loss of Ch$42 million (US$0.1 million), due to the absence of results from Karlovacka Pivovara d.d. (KP) as this subsidiary was sold at the end of March.

- ***Price level restatement,*** which decreased from a gain of Ch$399 million (US$0.6 million) to a gain of Ch$248 million (US$0.4 million) in Q3’03, mainly explained by the lower equity to be adjusted by inflation due to the extraordinary dividend approved last February.

- ***Other non-operating income/expenses,*** which decreased from a loss of Ch$543 million (US$0.8 million) in Q3’02 to a loss of Ch$645 million (US$1.0 million) this quarter mainly due to adjustments in Other investments.

These negative effects were partially offset by:

- ***Currency exchange results,*** that improved from a loss of Ch$794 million (US$1.2 million) to a loss of Ch$492 million (US$0.7 million), mainly explained by the absence of the loss generated in Q3’02 by CCU Argentina's monetary assets in Argentine pesos exposed to devaluation.

- ***Amortization of goodwill:*** which improved by Ch$171 million (US$0.3 million) to a loss of Ch$550 million (US$0.8 million), mainly due to a stronger Chilean peso that impacted the Argentine goodwill amortization.

- ***Financial income/expenses,*** which increased Ch$111 million (US$0.2 million), mainly due to an increase in cash balances prior to the last payment of the extraordinary dividend.

YTD Increased from a loss of Ch$5,754 million (US$8.7 million) to a gain of Ch$16,859 million (US$25.5 million), mainly due to the gain generated by the sale of KP during the first quarter of 2003.

NET INCOME

Q3’03 Improved 61.0% in relation to Q3’02, reaching Ch$4,150 million (US$6.3 million), mainly as a consequence of higher operating income, partially offset by a higher non operating loss and 30.9% higher income taxes.

YTD Increased from Ch$10,890 million (US$16.5 million) to Ch$36,079 million (US$54.6 million), mainly due to the gain generated by the sale of KP, better operating results and lower income taxes.

SEGMENT HIGHLIGHTS (Exhibits 3 & 4)

Revenues and operating margins have been separated by business segments. Revenues for each business segment have been categorized according to those derived from the core beverage products (beer, soft drinks, wine, etc.) and to those derived from the sale of other non-core products. The results of the Company's pisco business and plastic packaging division have been included in the "Others" business segment. In this segment, the "Other products" line corresponds to inter-company sales. Corporate overhead expenses have been allocated pro-rata to the individual business segments based on volume sales, number of employees and number of transactions, among others.

(** Note: the comments below regarding volumes and pricing refer to Q3'03.)

BEER CHILE

Revenues increased 15.5% to Ch$30,673 million (US$46.4 million), as a result of 9.2% higher sales volumes and a 5.9% higher real average price due to a 5.0% nominal price increase in April 2003 and better revenue management.

Operating Income increased 73.6% to Ch$6,160 million (US$ 9.3 million), mainly as a result of higher revenues and lower cost of goods sold and SG&A expenses as a percentage of sales. ***Cost of goods sold*** increased 6.3% to Ch$12,521 million (US$18.9 million), reaching 40.8% of sales, 3.5 percentage points lower than in Q3'02, mainly due to the dilution of fixed costs. **SG&A** increased 6.7% to Ch$11,992 million (US$ 18.1 million), mainly as a result of higher salaries, partially offset by lower general expenses. However, as a percentage of sales, it decreased from 42.3% in Q3'02 to 39.1% this quarter. The operating margin increased from 13.4% to 20.1%.

EBITDA increased 30.2% to a Ch$10,556 million (US$16.0 million), while the EBITDA margin was 34.4% of sales, 3.9 percentage points higher than in Q3'02.

Comments The positive volumes trend coupled with better prices, strongly improved the profitability of the segment. The 9.2% volume increase is mainly explained by four factors, first the entrance of Heineken in CCU's portfolio which represented almost a third of the growth, second, the results of the ACC Plan which started its implementation process in 2001, third, better weather in the central part of Chile, and fourth, improvements in the economic conditions of the country. The higher prices during the quarter are explained by April's price increase of approximately 2.1% in real terms, better revenue management related with discounts and higher premium product mix.

BEER ARGENTINA

Revenues increased 16.1% to Ch$6,762 million (US$10.2 million), due to 19.4% higher sale volumes and 1.3% higher prices measured in Chilean pesos. In local currency, average prices rose 26.3% and in dollar terms, they increased 57.4% in relation to the same quarter of last year.

Operating Income improved from a loss of Ch$4,022 million (US$6.1 million) in Q3'02 to a loss of Ch$1,478 million (US$2.2 million) in Q3'03, as a result of higher revenues, lower cost of goods sold and SG&A. This improvement of Ch$2,544 million (US$3.8 million) is explained by better results of CCU Argentina in dollar terms of US$2.1 million. The balance is explained by a positive effect for the quarter when the results in US dollars are converted to Chilean pesos according to Chilean GAAP. **Cost of goods sold** decreased to Ch$4,517 million (US$6.8 million) and **SG&A** decreased to Ch$3,723 million (US$5.6 million) this quarter under Chilean GAAP.

EBITDA improved from a negative flow of Ch$893 million (US$1.4 million) to a positive flow of Ch$156 million (US$0.2 million) this quarter. The EBITDA margin improved from -15.3% in Q3'02 to 2.3% this quarter.

Comments Sales volumes continued showing very good performance. Additionally, prices were increased 12% Argentine pesos during September. In dollar terms, prices had a better performance reaching US$31/HL in September compared to US$19/HL last year, due to the appreciation of the Argentinean peso, thus contributing to the improvement in the profitability of the segment. Heineken Lager has had a positive performance, representing about 40% of the volumes' growth during the quarter and strengthening the Company's portfolio in the premium segment.

SOFT DRINKS, NECTARS & MINERAL WATER

Revenues increased 2.8% to Ch$25,658 million (US$38.8 million), due to 4.4% higher sales volumes, partially offset by 2.1% lower real prices due to the absence of price adjustments for inflation in this segment.

Operating Income decreased from Ch$1,322 million (US$2.0 million) in Q3'02 to Ch$879 million (US$1.3 million) this quarter, as a result of higher cost of good sold and SG&A expenses, partially offset by higher revenues. **Cost of goods sold** increased 5.2% to Ch$12,515 million (US$18.9 million), mainly due to higher depreciation and higher direct costs as a consequence of the additional volumes sold. **SG&A** increased 4.5% to Ch$12,265 million (US$18.6 million), mainly due to the higher cost of freight and marketing expenses, partially offset by lower general expenses. The operating margin decreased to 3.4% in Q3'03.

EBITDA decreased from Ch$4,026 million (US$6.1 million) in Q3'02 to Ch$3,767 million (US$5.7 million) in Q3'03. The EBITDA margin decreased from 16.1% in Q3'02 to 14.7% this quarter.

Comments Soft drinks volumes grew 4.3%, continuing with the positive tendency shown last quarter. Nectar volumes were also up, showing an increase in its volumes of 16.2%. Continuing with the development of this category, during August ECUSA introduced the new "Tuttifrutilla" nectar, a mix of strawberry, apple and plum juices, which has been very well accepted by consumers.

WINE

Revenues increased 9.7% to Ch$24,242 million (US$36.7 million), due to 22.2% higher sales volumes, partially offset by 10.1% lower average real prices. Consolidated volumes increase is mainly explained by 7.3% higher wine exports from Chile, 0.9% higher domestic sales in Chile and the sales volumes of Finca La Celia (FLC), VSP's operation in Argentina, which has been consolidated with CCU since the beginning of this year. The price decrease is mainly explained by a 7.6% price decrease in the Chilean exports, due to the appreciation of the Chilean peso, and by the inclusion of FLC, which exported large amounts of bulk wine.

Operating Income decreased 50.6% to Ch$1,825 million (US$2.8 million), due to higher cost of goods sold and SG&A, partially offset by higher revenues. **Cost of goods sold** increased from Ch$13,016 million (US$19.7 million) in Q3'02 to Ch$16,681 million (US$25.2 million) this quarter basically as a consequence of higher direct costs of export wine. **SG&A** increased 6.6% to Ch$5,736 million (US$ 8.7 million) mainly due to of the consolidation of Finca La Celia and higher marketing expenses. Accordingly, the operating margin decreased to 7.5% in Q3'03.

EBITDA decreased 45.8%, to a Ch$2,299 million (US$3.5 million), while the EBITDA margin decreased to 9.5%.

Comments The profitability of this segment has been affected by higher competition in the export market and lower sales to high margin countries. VSP has already taken measures focused on improving profitability and building brand equity in the United States and United Kingdom, where VSP is now the main Chilean wine exporter. The volume growth is explained by FLC and Viña Santa Helena, which increased its volumes by a 40.6% during the quarter.

RETURN ON CAPITAL EMPLOYED

Return on Capital Employed ("ROCE") is calculated as the sum of operating income of each segment plus net income from related companies, plus other recurring non-operating income, minus taxes from operations; divided by the average capital employed for the period. Capital employed includes operating working capital, fixed assets and other assets used by the operation.

ROCE on a consolidated level for the twelve-month period ended September 30, 2003, was 7.7%. However, if the extraordinary gain on KP's sale is taken into consideration, the ROCE increased to 12.3%. Return on capital employed for the Chilean beer segment was 20.5%, while in the soft drinks business it was 9.7%. The wine business had a ROCE of 6.1% and beer in Argentina obtained a negative return on capital employed.

(five tables to follow)

Notes: Some reclassifications have been made in certain 2002 figures in order to be consistent with 2003 accounting and segment criteria. Certain amounts (including percentage amounts) presented in this press release have been rounded and may not sum exactly to the totals shown.

Compañía Cervecerías Unidas S.A.

Exhibit 1: Income Statement (Third Quarter 2003)

	Ch$ millions		US$ millions (1)		
	Q3'03	Q3'02	Q3'03	Q3'02	% Change
Net sales	88,812	79,644	134.4	120.5	11.5%
Cost of goods sold	(46,623)	(40,983)	(70.5)	(62.0)	-13.8%
% of sales	52.5%	51.5%	52.5%	51.5%	
Gross profit	42,189	38,661	63.8	58.5	9.1%
% of sales	47.5%	48.5%	47.5%	48.5%	
SG&A	(34,575)	(33,287)	(52.3)	(50.4)	-3.9%
% of sales	38.9%	41.8%	38.9%	41.8%	
Operating income	7,615	5,374	11.5	8.1	41.7%
% of sales	8.6%	6.7%	8.6%	6.7%	
Non-operating results					
Financial income	1,234	424	1.9	0.6	190.7%
Equity in NI of rel. companies	(42)	855	(0.1)	1.3	NM
Other non-operating income	240	151	0.4	0.2	59.6%
Amortization of goodwill	(550)	(721)	(0.8)	(1.1)	23.7%
Interest expenses	(1,706)	(1,008)	(2.6)	(1.5)	-69.3%
Other non-operating expenses	(885)	(694)	(1.3)	(1.0)	-27.6%
Price level restatement	248	399	0.4	0.6	-37.9%
Currency exchange result	(492)	(794)	(0.7)	(1.2)	38.1%
Total	(1,952)	(1,388)	(3.0)	(2.1)	-40.7%
Income before taxes	5,662	3,987	8.6	6.0	42.0%
Income taxes	(1,253)	(958)	(1.9)	(1.4)	-30.9%
Tax rate	22.1%	24.0%	22.1%	24.0%	
Minority interest	(269)	(467)	(0.4)	(0.7)	42.3%
Amort. of negative goodwill	10	15	0.02	0.02	-34.0%
Net income	4,150	2,577	6.3	3.9	61.0%
% of sales	4.7%	3.2%	4.7%	3.2%	
Earnings per share	13.03	8.09	0.02	0.01	61.0%
Earnings per ADR	65.14	40.46	0.10	0.06	
Weighted avg. shares (millions)	318.5	318.5	318.5	318.5	
Depreciation	9,267	10,878	14.0	16.5	-14.8%
Amortization	472	364	0.7	0.6	29.6%
EBITDA	17,353	16,617	26.3	25.1	4.4%
% of sales	19.5%	20.9%	19.5%	20.9%	
Capital expenditures	6,415	4,399	9.7	6.7	45.8%

(1) Exchange rate: US$ 1.00 = Ch$ 660.97

Compañía Cervecerías Unidas S.A.

Exhibit 2: Income Statement (Nine Months Ended September 30, 2003)

	Ch$ millions		US$ millions (1)		
	30-Sept.-03	30-Sept.-02	30-Sept.-03	30-Sept.-02	% Change
Net sales	266,859	246,046	403.7	372.3	8.5%
Cost of goods sold	(137,549)	(122,809)	(208.1)	(185.8)	-12.0%
% of sales	51.5%	49.9%	51.5%	49.9%	
Gross profit	129,310	123,237	195.6	186.4	4.9%
% of sales	48.5%	50.1%	48.5%	50.1%	
SG&A	(105,321)	(99,681)	(159.3)	(150.8)	-5.7%
% of sales	39.5%	40.5%	39.5%	40.5%	
Operating income	23,989	23,555	36.3	35.6	1.8%
% of sales	9.0%	9.6%	9.0%	9.6%	
Non-operating results					
Financial income	2,176	1,866	3.3	2.8	16.6%
Equity in NI of rel. companies	19,666	1,168	29.8	1.8	NM
Other non-operating income	926	879	1.4	1.3	5.4%
Amortization of goodwill	(1,758)	(2,006)	(2.7)	(3.0)	12.4%
Interest expense	(3,953)	(2,954)	(6.0)	(4.5)	-33.8%
Other non-operating expenses	(2,272)	(1,732)	(3.4)	(2.6)	-31.2%
Price level restatement	3,136	1,060	4.7	1.6	195.9%
Currency exchange result	(1,063)	(4,035)	(1.6)	(6.1)	73.6%
Total	16,859	(5,754)	25.5	(8.7)	NM
Income before taxes	40,848	17,801	61.8	26.9	129.5%
Income taxes	(4,002)	(6,185)	(6.1)	(9.4)	35.3%
Tax rate	9.8%	34.7%	9.8%	34.7%	
Minority interest	(801)	(767)	(1.2)	(1.2)	-4.5%
Amort. of negative goodwill	34	40	0.1	0.1	-14.2%
Net income	36,079	10,890	54.6	16.5	231.3%
% of sales	13.5%	4.4%	13.5%	4.4%	
Earnings per share	113.28	34.19	0.17	0.05	231.3%
Earnings per ADR	566.38	170.95	0.86	0.26	
Weighted avg. shares (millions)	318.5	318.5	318.5	318.5	
Depreciation	29,898	32,232	45.2	48.8	-7.2%
Amortization	1,403	1,154	2.1	1.7	21.6%
EBITDA	55,289	56,942	83.6	86.1	-2.9%
% of sales	20.7%	23.1%	20.7%	23.1%	
Capital expenditures	15,169	11,975	22.9	18.1	26.7%

(1) Exchange rate: US$ 1.00 = Ch$ 660.97

Compañía Cervecerías Unidas S.A.

Exhibit 3: Segment Information - Third Quarter 2003

	Beer - Chile		Beer - Argentina		Soft Drinks & Min Water		Wine		Others	
	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002
OPERATING RESULTS										
(all figures in Ch$ millions)										
Revenues										
Core products	29,955	25,900	6,526	5,395	25,293	24,758	24,133	21,952	1,477	200
Other products (*)	718	665	236	430	365	204	110	139	3,358	3,458
Total	30,673	26,565	6,762	5,825	25,658	24,962	24,242	22,092	4,835	3,658
% change	15.5%		16.1%		2.8%		9.7%		32.2%	
Cost of sales	(12,521)	(11,778)	(4,517)	(5,248)	(12,515)	(11,899)	(16,681)	(13,016)	(3,748)	(2,500)
% of sales	40.8%	44.3%	66.8%	90.1%	48.8%	47.7%	68.8%	58.9%	77.5%	68.3%
SG&A	(11,992)	(11,239)	(3,723)	(4,599)	(12,265)	(11,741)	(5,736)	(5,381)	(859)	(326)
% of sales	39.1%	42.3%	55.1%	79.0%	47.8%	47.0%	23.7%	24.4%	17.8%	8.9%
Operating profit	6,160	3,548	(1,478)	(4,022)	879	1,322	1,825	3,694	228	832
% change	73.6%		63.3%		-33.5%		-50.6%		-72.6%	
% of sales	20.1%	13.4%	-21.9%	-69.0%	3.4%	5.3%	7.5%	16.7%	4.7%	22.8%
Depreciation	4,161	4,456	1,527	2,969	2,852	2,666	381	481	348	305
Amortization	235	103	106	160	36	37	93	64	(0)	1
EBITDA	10,556	8,107	156	(893)	3,767	4,026	2,299	4,240	576	1,139
% change	30.2%		NM		-6.4%		-45.8%		-49.4%	
% of sales	34.4%	30.5%	2.3%	-15.3%	14.7%	16.1%	9.5%	19.2%	11.9%	31.1%

* The "Other products" line corresponds to intercompany sales in the "Other" segment.

	Beer - Chile		Beer - Argentina*		Soft Drinks & Min Water		Wine	
	2003	2002	2003	2002	2003	2002	2003	2002
VOLUMES & PRICING								
					Total**		Total	
Volume (HLs)	738,274	675,817	387,319	324,428	951,287	911,273	339,545	277,759
% change	9.2%		19.4%		4.4%		22.2%	
					Soft Drinks		Chile - Domestic	
					726,024	696,305	147,916	146,562
					4.3%		0.9%	
					Nectars		Chile - Export	
					89,461	77,007	138,208	128,851
					16.2%		7.3%	
					Mineral Water			
					135,803	137,961		
					-1.6%			
							Argentina - Domestic	
							4,417	2,345
							88.3%	
							Argentina - Export	
							49,005	

* Volumes include exports of 9,158 (5,186 to Chile) and 9,742 (8,952 to Chile) hectoliters in Q3'03 and Q3'02 respectively.

** In unit cases, sales from the soft drinks and mineral water segment totaled 16.8 million and 16.0 million in Q3'03 & Q3'02 respectively.

	Beer - Chile		Beer - Argentina*		Soft Drinks & Min Water		Wine	
	2003	2002	2003	2002	2003	2002	2003	2002
Price (Ch$ / HL)	40,574	38,324	16,849	16,629	26,588	27,169	71,074	79,034
% change (real)	5.9%		1.3%		-2.1%		-10.1%	
					Soft Drinks		Chile - Domestic	
					26,007	26,977	46,710	47,071
					-3.6%		-0.8%	
					Nectars		Chile - Export	
					38,214	37,557	106,896	115,658
					1.8%		-7.6%	
					Mineral Water			
					22,036	22,336		
					-1.3%			
							Argentina - Domestic	
							79,158	64,361
							23.0%	
							Argentina - Export	
							43,241	

Compañía Cervecerías Unidas S.A.

Exhibit 4: Segment Information - Nine Month Ended September 30, 2003

OPERATING RESULTS

(all figures in Ch$ millions)

	Beer - Chile 2003	Beer - Chile 2002	Beer - Argentina 2003	Beer - Argentina 2002	Soft Drinks & Min Water 2003	Soft Drinks & Min Water 2002	Wine 2003	Wine 2002	Others 2003	Others 2002
Revenues										
Core products	97,357	91,194	20,424	16,750	78,281	78,484	62,864	55,972	3,579	305
Other products (*)	1,995	1,687	936	852	1,113	451	310	351	10,009	9,777
Total	99,353	92,881	21,359	17,603	79,394	78,935	63,174	56,323	13,587	10,082
% change	7.0%		21.3%		0.6%		12.2%		34.8%	
Cost of sales	(42,119)	(39,730)	(14,368)	(14,503)	(39,280)	(37,003)	(41,583)	(34,067)	(10,208)	(7,283)
% of sales	42.4%	42.8%	67.3%	82.4%	49.5%	46.9%	65.8%	60.5%	75.1%	72.2%
SG&A	(36,813)	(35,400)	(11,933)	(12,951)	(36,693)	(36,125)	(16,653)	(14,403)	(3,230)	(803)
% of sales	37.1%	38.1%	55.9%	73.6%	46.2%	45.8%	26.4%	25.6%	23.8%	8.0%
Operating profit	20,421	17,751	(4,941)	(9,851)	3,421	5,807	4,938	7,853	150	1,996
% change	15.0%		49.8%		-41.1%		-37.1%		-92.5%	
% of sales	20.6%	19.1%	-23.1%	-56.0%	4.3%	7.4%	7.8%	13.9%	1.1%	19.8%
Depreciation	13,212	13,345	5,551	8,059	8,458	8,422	1,655	1,423	1,023	982
Amortization	627	434	360	418	109	112	303	187	3	2
EBITDA	34,259	31,530	970	(1,374)	11,988	14,341	6,896	9,464	1,176	2,980
% change	8.7%		NM		-16.4%		-27.1%		-60.5%	
% of sales	34.5%	33.9%	4.5%	-7.8%	15.1%	18.2%	10.9%	16.8%	8.7%	29.6%

* The "Other products" line corresponds to intercompany sales in the "Other" segment.

VOLUMES & PRICING

	Beer - Chile 2003	Beer - Chile 2002	Beer - Argentina* 2003	Beer - Argentina* 2002	Soft Drinks & Min Water 2003	Soft Drinks & Min Water 2002	Wine 2003	Wine 2002
					Total**		Total	
Volume (HLs)	2,496,953	2,369,655	1,246,609	1,004,099	2,932,900	2,883,974	912,544	717,525
% change	5.4%		24.2%		1.7%		27.2%	

Soft Drinks & Min Water	2003	2002
Soft Drinks	2,197,308	2,178,938
	0.8%	
Nectars	238,733	198,658
	20.2%	
Mineral Water	496,859	506,378
	-1.9%	

Wine	2003	2002
Chile - Domestic	374,899	382,202
	-1.9%	
Chile - Export	365,530	331,401
	10.3%	
Argentina - Domestic	17,799	3,923
	353.8%	
Argentina - Export	154,315	

* Volumes include exports of 30,999 (21,821 to Chile) and 21,144 (18,177 to Chile) hectoliters in 2003 and 2002 respectively.

** In unit cases, sales from the soft drink and mineral water segment totaled 51.6 million and 50.8 million in 2003 & 2002, respectively.

	Beer - Chile 2003	Beer - Chile 2002	Beer - Argentina* 2003	Beer - Argentina* 2002	Soft Drinks & Min Water 2003	Soft Drinks & Min Water 2002	Wine 2003	Wine 2002
					Total		Total	
Price (Ch$ / HL)	38,990	38,484	16,383	16,682	26,691	27,214	68,888	78,007
% change (real)	1.3%		-1.8%		-1.9%		-11.7%	

Soft Drinks & Min Water	2003	2002
Soft Drinks	26,518	27,271
	-2.8%	
Nectars	38,037	38,321
	-0.7%	
Mineral Water	22,001	22,611
	-2.7%	

Wine	2003	2002
Chile - Domestic	46,196	47,798
	-3.3%	
Chile - Export	105,304	113,071
	-6.9%	
Argentina - Domestic	56,445	59,038
	-4.4%	
Argentina - Export	39,213	

Compañía Cervecerías Unidas S.A.

Exhibit 5: Balance Sheet

	Ch$ millions		US$ millions (1)		
	Sep 30-2003	Sep 30-2002	Sep 30-2003	Sep 30-2002	% Change
ASSETS					
Cash & equivalents	37,292	64,522	56.4	97.6	-42.2%
Other current assets	161,066	147,113	243.7	222.6	9.5%
Total current assets	198,358	211,635	300.1	320.2	-6.3%
PP&E, net	326,825	347,185	494.5	525.3	-5.9%
Other assets	67,381	108,165	101.9	163.6	-37.7%
TOTAL ASSETS	592,563	666,985	896.5	1,009.1	-11.2%
LIABILITIES & STOCKHOLDERS' EQUITY					
Short-term debt (2)	54,563	50,054	82.6	75.7	9.0%
Other current liabilities	101,312	59,602	153.3	90.2	70.0%
Total current liabilities	155,876	109,657	235.8	165.9	42.1%
Long-term debt (2)	85,172	41,655	128.9	63.0	104.5%
Other long-term liabilities	32,595	32,481	49.3	49.1	0.4%
Total long-term liabilities	117,767	74,136	178.2	112.2	58.9%
Minority interest	40,393	43,110	61.1	65.2	-6.3%
Stockholders' equity	278,529	440,082	421.4	665.8	-36.7%
TOTAL LIABILITIES & STOCKHOLDERS' EQUITY	592,563	666,985	896.5	1,009.1	-11.2%

OTHER FINANCIAL INFORMATION

Cash & equivalents plus other liquid assets	71,797	97,553	108.6	147.6	-26.4%
Total financial debt	139,735	91,709	211.4	138.7	52.4%
Net debt (3)	67,938	(5,843)	102.8	(8.8)	NM
Liquidity ratio	1.27	1.93			
Debt / Capitalization	0.31	0.16			

(1) Exchange rate: US$ 1.00 = Ch$ 660.97

(2) Includes only financial debt

(3) Total financial debt minus cash & equivalents plus other liquid assets